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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70167

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **11/21/2018** (MM/DD/YY) AND ENDING **12/31/2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MCA Securities, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3060 PEACHTREE ROAD NW, SUITE 1580
(No. and Street)

ATLANTA	**GA**	**30305**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory Cohn **404-798-7612**
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained on this Report*

Aprio, LLP
(Name - if individual, state last, first, middle name)

Five Concourse Parkway, Suite 1000 ,	**Atlanta**	**GA**	**30328**
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2020
Washington DC
415

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Gregory Cohn, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of MCA Securities, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

PRESIDENT
Title

Subscribed and sworn
to before me
this 18 day of February 2020

[signature]
Notary Public

SUMMER CRUTCHER
MY COMMISSION EXPIRES
JUNE
3
2022
FULTON CO., GEORGIA
NOTARY PUBLIC

This report* contains (check all applicable boxes):

√	(a)	Facing page.
√	(b)	Statement of Financial Condition.
√	(c)	Statement of Income (Loss).
√	(d)	Statement of Cash Flows
√	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
√	(g)	Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
✓	(h)	Computation for determination of reserve requirements pursuant to Rule 15c3-3.
✓	(i)	Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
	(j)	A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
√	(l)	An oath or affirmation.
	(m)	A copy of the Securities Investor Protection Corporation (SIPC) supplemental report.
√	(n)	Exemption Report

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MCA SECURITIES, LLC

FINANCIAL STATEMENTS
AND REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM
(PURSUANT TO RULE 17a-5(e)(3))

FOR THE PERIOD FROM NOVEMBER 21, 2018 TO DECEMBER 31, 2019

MCA SECURITIES, LLC

CONTENTS

Aprio
Passionate for what's next™

Advisory Assurance Tax Private Client

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MCA Securities, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCA Securities, LLC (the "Company") as of December 31, 2019, the related statements of income, changes in member's equity, and cash flows for the period from November 21, 2018 to December 31, 2019, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the period from November 21, 2018 to December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The information contained in pages 11 through 12 (the "supplementary information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Aprio, LLP

We have served as MCA Securities, LLC's auditor since 2019.

Atlanta, Georgia

February 14, 2020

MCA SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Current assets	
Cash	$ 527,861
Due from customers (less than one year)	52,500
Prepaid expenses	19,569
Total current assets	599,930
Other assets	
Due from customers (greater than one year)	48,750
Total other assets	48,750
Total assets	$ 648,680

LIABILITIES AND MEMBER'S EQUITY

Current liabilities	
Due to Member	$ 8,417
Unearned revenue	37,000
Total current liabilities	45,417
Member's equity	603,263
Total liabilities and member's equity	$ 648,680

The accompanying notes are an integral part of these financial statements.

MCA SECURITIES, LLC
STATEMENT OF INCOME
FOR THE PERIOD NOVEMBER 21, 2018 TO DECEMBER 31, 2019

Revenues	
Placement fee income	$ 2,091,631
Retainer fee income	194,000
Other income	50,185
Total revenues	2,335,816
Expenses	
Compensation and benefits	485,521
Legal and Professional services	97,120
Marketing	10,275
Rent	18,998
Regulatory	24,984
Insurance	12,002
General and administrative	10,854
Reimbursable expenses	50,721
Total expenses	710,475
Net income	$ 1,625,341

The accompanying notes are an integral part of these financial statements.

MCA SECURITIES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE PERIOD NOVEMBER 21, 2018 TO DECEMBER 31, 2019

	Contributed capital	Member's equity	Total
Balance November 21 , 2018	$ 250,145	$ -	$ 250,145
Member's contributions	40,000	-	40,000
Member's distributions	-	(1,312,223)	(1,312,223)
Net income	-	1,625,341	1,625,341
Balance December 31 , 2019	$ 290,145	$ 313,118	$ 603,263

The accompanying notes are an integral part of these financial statements.

MCA SECURITIES, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD NOVEMBER 21, 2018 TO DECEMBER 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 1,625,341
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in operating assets and liabilities:	
Prepaid expenses	(19,569)
Due from customers	(101,250)
Due to Member	8,417
Unearned revenue	37,000
Total adjustments	(75,402)
Net cash provided by operating activities	1,549,939
CASH FLOWS FROM FINANCING ACTIVITIES	
Contributions by Member	40,000
Distributions to Member	(1,312,223)
Net cash used in financing activities	(1,272,223)
Net increase in cash	277,716
Cash, beginning of period	250,145
Cash, end of period	$ 527,861

The accompanying notes are an integral part of these financial statements.

Note 1 - Organization

MCA Securities, LLC (the “Company”) is a broker-dealer registered with the United States Securities and Exchange Commission (“SEC”) and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Company performs investment banking activities, advising organizations on mergers and acquisitions, in addition to other capital raising strategies. The Company was founded on July 03, 2018, under the laws of the State of Georgia and was approved by FINRA on November 21, 2018. The Company is 100% owned by Maven Capital Advisors, LLC, (the “Member”). The Company does not maintain customer accounts.

Note 2 - Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). In conformity with the SEC’s no action letter in pertaining to Rule 17a-5(d) for initial audit periods of three months or less after registration with the SEC, the accompanying financial statements are for the period from November 21, 2018 (date of registration) through December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company has cash held in a demand account at financial institution and as of December 31, 2019, their only bank account exceeded the $250,000 FDIC coverage limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risks on cash.

Revenue Recognition

Revenues are recorded when: (i) a contract with a client has been identified, (ii) the performance obligation(s) in the contract have been identified, (iii) the transaction price has been determined, (iv) the transaction price has been allocated to each performance obligation in the contract, and (v) the Company has satisfied the applicable performance obligation.

Note 2 - Summary of Significant Accounting Policies - Continued

Revenue Recognition

The Company derives all its revenues from the performance of investment banking services which is within the scope of ASC 606. Investment banking services include placement of securities, post-placement consulting services, and the provision of merger and acquisition advice. The Company enters into contracts with no set duration and the contracts are terminated at will by either party without cause. The contracts include non-refundable retainer fees and/or success fees, which may be fixed or represent a percentage of value that the customer receives when the corporate finance activity is completed. The Company's retainer fees are paid either up front or over time. The Company's success fees are paid at the at the time when the engagement is completed. The Company recognizes revenue relating to retainer fees on a month to month basis as the services are being performed and transferred to customers.

Success fees, which are variable consideration, are included in the transaction price and recognized into revenue when it is determined that the reversal of revenue is not probable, which is typically at the closing of the transaction, the variable constraint. When assessing probability, the Company applies a careful analysis and judgement to the remaining factors necessary for completion of the transaction, including factors outside of the Company's control.

Reimbursements from customers include those that pertain to travel and other out-of-pocket expenses incurred by the Company. The expenses are directly related to customer transactions and are recorded as incurred and presented within operating expenses. Revenues associated with the reimbursement of such expenses are recorded when the Company is contractually entitled to reimbursement and is presented within other income in total. Unearned revenue represents contract liabilities for the amount billed or collected in advance of the performance obligations being completed.

Income Taxes

The Company is a single member limited liability Company, and as such, is a disregarded entity for tax purposes and does not file tax returns or pay income taxes. All income and losses are passed through to the Member to be included on the Member's tax return.

The Company accounts for uncertainty in income taxes under ASC 740-10. Under ASC 740-10, Accounting for Uncertainty in Income Taxes, the standard provides applicable measurement and disclosure guidance related to uncertain tax positions. The Company has evaluated each of its tax positions and has determined that no provision or liability for income taxes is necessary.

Note 2 - Summary of Significant Accounting Policies-Continued

Fair Value of Financial Instruments:

The Company's financial instruments, including cash, prepaid expenses, and due to Member are carried at cost, which approximates their fair value because of the short-term nature of these assets and liabilities.

Accounts Receivable

The Company extends credit to customers located primarily throughout North America based on the size of the customer, its payment history, and other factors. The Company generally does not require collateral to support customer receivables.

The Company carries its accounts receivable for amounts due from the pricing of its deal related fees stated in the contract at the time of closing. The Company provides an allowance for doubtful accounts which is based upon review of its historical collection of fees due and economic conditions, the ability of its customers to pay the outstanding receivables. The Company determined an allowance was unnecessary as of December 31, 2019.

Note 3 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1) which requires the maintenance of a minimum net capital, as defined, of the greater of $5,000 or one-eighth of aggregate indebtedness, as defined. At December 31, 2019, the Company had net capital of $482,444 which exceeded its minimum net capital requirement of $5,000 by $477,444. Additionally, the Company must maintain a ratio of aggregate indebtedness to net capital of 15:1 or less. At December 31, 2019, this ratio was .09 to 1.

Note 4 - Exemption From Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Note 5 - Related Party Transactions

The Company has an expense sharing agreement with the Member. Under this agreement, the Member provides administrative services and office space. Total expenses under this agreement for the period November 21, 2018 to December 31, 2019 were $542,228. As of December 31, 2019, the Company had no amounts due from the Member and amounts due to the Member of $8,417. These amounts are included in

Note 5 - Related Party Transactions- Continued

the statement of financial condition. The lease obligation for the office space is borne by the Member and the Company incurs rent expense through its management services agreement. Rent expense, which comprises 50% of the total rental lease payments, was $18,998 for the period November 21, 2018 to December 31, 2019.

Also, the Company's Member has an owner, who is currently an executive of a client, the issuer of an unregistered offering through a private placement by the Company. Revenues generated from this client amounted to $696,131 and is included in the statement of income.

In addition, the Company is entitled to receive 4.3% of any future distributions to the general partner of a client. The Company has determined the fair value of this right to be $0 as of December 31, 2019.

Note 6 - Concentration of Revenues

A significant customer is defined as one from whom at least 10% of annual revenue is derived. The Company has revenue from four customers totaling $2,015,631 which comprised approximately 86% for the period from November 21, 2018 through December 31, 2019.

Note 7 - Commitments and Contingencies

The Company has no commitments or contingencies outstanding at December 31, 2019.

Note 8 – Subsequent Events

The Company evaluated subsequent events through February 14, 2020, when these financial statements were available to be issued. The Company is not aware of any significant events that occurred subsequent to the balance sheet date but prior to the filing of this report that would have a material impact on the financial statements.

SUPPLEMENTARY INFORMATION

MCA SECURITIES, LLC
SUPPLEMENTARY INFORMATION
DECEMBER 31, 2019

COMPUTATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

NET CAPITAL	
Total Member's Equity	$ 603,263
DEDUCTIONS AND/OR CHARGES	
Due from customers (less than one year)	52,500
Prepaid expenses	19,569
Due from customers (greater than one year)	48,750
Non-allowable assets	120,819
NET CAPITAL	482,444
Less: Minimum net capital requirements the greater of 6 & 2/3 % of aggregate indebtedness or $5,000 , as defined per the Rule 15c3-1	5,000
EXCESS NET CAPITAL	$ 477,444
AGGREGATE INDEBTEDNESS	$ 45,417
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.09 to 1

There is no material difference between the computation of net capital presented above and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing as of December 31, 2019.

See accompanying Report of Independent Registered Public Accounting Firm

MCA SECURITIES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION AND CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 of the SEC since the Company's activities are limited to those set forth in the conditions for exemption pursuant to subsection k(2)(i) of the Rule.

Aprio
Passionate for what's next

Advisory Assurance Tax Private Client

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
MCA Securities, LLC

We have reviewed management's statements, included in the accompanying exemption letter, in which (1) MCA Securities, LLC ("the Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (exemption provisions) and (2) stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Aprio, LLP

Atlanta, GA

February 14, 2020

Exemption Report
December 31, 2019

MCA Securities, LLC, ("Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1) The Company claims an exemption from 17 C.F.R. §240.15c3-3 under Section k(2)(i).

2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k)(2)(i) for the entire period November 21, 2018 through December 31, 2019, without exception.

I, Gregory Cohn, swear (or affirm) that, to the best of my knowledge and belief, this Exemption Report is true and correct.

Founder and CEO
MCA Securities, LLC